UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-7

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                               SPRINT CORPORATION
                                (Name of Issuer)

              FON Common Stock--Series 1, par value $2.00 per share PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061100 (FON Common Stock--Series 1)
                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
                      Helmut Reuschenbach, Senior Executive
                        Director, Finance and Treasurer,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                               France Telecom S.A.
                   Pierre Dauvillaire, Chief Financial Officer
                 6 place d'Alleray, 75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-84-72
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Deutsche Telekom AG
            IRS Identification Number: N/A
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                            (a)  [x]
                            (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
               WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Germany
________________________________________________________________________________
               7    SOLE VOTING POWER
                         0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        - 86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common
  OWNED BY            Stock and 43,118,018 shares of Series 3 PCS Common Stock)
                    - 87,361,036 shares of Series 3 FON Common Stock
    EACH            - 12,799,418 shares of Series 3 PCS Common Stock
               _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
                    - 43,118,018 shares of Class A Common Stock (equivalent in
   PERSON             voting power to 43,118,018 shares of Series 3 FON Common
                      Stock and 21,559,009 shares of Series 3 PCS Common Stock)
    WITH            - 43,843,018 shares of Series 3 FON Common Stock
                    - 6,699,709 shares of Series 3 PCS Common Stock
      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock), 87,361,036 shares of Series 3 FON Common Stock and 12,799,418 shares of Series 3 PCS Common Stock.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100%
     of Series 3 PCS Common Stock, estimated to represent approximately 20.0%
     of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.8% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
               CO
________________________________________________________________________________
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            France Telecom S.A.
            IRS Identification Number: N/A
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                            (a)  [x]
                            (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
               WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               France
________________________________________________________________________________
               7    SOLE VOTING POWER
                         0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        - 86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common
  OWNED BY            Stock and 43,118,018 shares of Series 3 PCS Common Stock)
                    - 87,361,036 shares of Series 3 FON Common Stock
    EACH            - 12,799,418 shares of Series 3 PCS Common Stock
               _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
                    - 43,118,018 shares of Class A Common Stock (equivalent in
   PERSON             voting power to 43,118,018 shares of Series 3 FON Common
                      Stock and 21,559,009 shares of Series 3 PCS Common Stock)
    WITH            - 43,518,018 shares of Series 3 FON Common Stock
                    - 6,099,709 shares of Series 3 PCS Common Stock
      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock), 87,361,036 shares of Series 3 FON Common Stock and 12,799,418 shares of Series 3 PCS Common Stock.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100%
     of Series 3 PCS Common Stock, estimated to represent approximately 20.0%
     of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.8% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
               CO
________________________________________________________________________________
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D ("Amendment No. 2") filed on May 28, 1998, Amendment No. 3 to the Schedule 13D ("Amendment No. 3") filed on December 1, 1998, Amendment No. 4 to the Schedule 13D ("Amendment No. 4") filed on February 12, 1999, Amendment No. 5 to the Schedule 13D ("Amendment No. 5") filed on February 24, 1999 and Amendment No. 6 to the
Schedule 13D ("Amendment No. 6") filed on April 1, 1999 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom S.A. ("FT"), with respect to the FON Common Stock - Series 1, par value $2.00 per share (the "Series 1 FON Common Stock"), and the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

     Since April 1, 1999, DT acquired in open market transactions an aggregate of 600,000 shares of Series 1 PCS Common Stock and an aggregate of 325,000 shares of Series 1 FON Common Stock for an aggregate consideration (including commissions) of approximately $52,412,735 in order to maintain the aggregate percentage voting power of the capital stock of the Issuer owned by both DT and FT. According to the charter of the Issuer, upon the acquisition of shares of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT or FT, such shares are deemed to convert into shares of Series 3 PCS Common Stock and Series 3 FON Common Stock, respectively.

     On April 20, 1999, Sprint announced a two-for-one stock split of its FON Common Stock in the form of a dividend payable in shares of FON Common Stock. A comparable dividend was announced on the Class A Common Stock. New shares were issued on June 4, 1999, to holders of record on May 13, 1999. Accordingly, on June 4, 1999, FT and DT each received (i) 200,000 shares of Series 3 FON Common Stock in respect of the shares of Series 3 FON Common Stock that they each owned as of May 13, 1999 and (ii) 43,118,018 shares of Series 3 FON Common Stock in respect of the shares of Class A Common Stock that they each owned as of May 13, 1999.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     Between April 1, 1999 and June 30, 1999, DT acquired in open market transactions 600,000 shares of Series 1 PCS Common Stock and 325,000 shares of Series 1 FON Common Stock for approximately $52,412,735 (including commissions). All of the funds used by DT to acquire such shares were provided by internally generated funds.

     On April 20, 1999, Sprint announced a two-for-one stock split of its FON Common Stock in the form of a dividend payable in shares of FON Common Stock. Neither DT nor FT paid any consideration for the shares of Series 3 FON Common Stock issued in connection with this stock dividend.

ITEM 4.  PURPOSE OF THE ACQUISITION

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     Since April 1, 1999, DT has acquired in open market transactions in the aggregate 600,000 shares of Series 1 PCS Common Stock and 325,000 shares of Series 1 FON Common Stock in order to maintain the aggregate percentage voting power in the capital stock of the Issuer of both DT and FT at approximately 20.0%. On June 18, 1999, FT informed DT in writing that "FT prefers not to engage in any open-market `top-up' purchases of Sprint common stock" prior to June 30, 1999 and, as a result, DT acquired prior to June 30, 1999 a sufficient number of shares of Common Stock in order to maintain the aggregate percentage voting power in the capital stock of the Issuer of both DT and FT at 20.0%.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

1.   Deutsche Telekom AG

     (a) On June 30, 1999, DT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 87,361,036 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 12,799,418 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 693,749,440 shares of Series 1 FON Common Stock, 87,361,036 shares of Series 3 FON Common Stock, 197,061,825 shares of Series 1 PCS Common Stock, 219,393,844 shares of Series 2 PCS Common Stock, 12,799,418 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other outstanding voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer, adjusted to give effect to the conversion of shares acquired by DT in open market transactions into Series 3 FON Common Stock and Series 3 PCS Common Stock and the two-for-one stock split effected by Sprint with respect to its FON Common Stock. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT on June 30, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.8% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     On June 30, 1999, Ron Sommer, Chairman of the Board of Management of DT and a director of Sprint, beneficially owned 18,000 shares of Series 1 FON Common Stock and 4,500 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. Each of DT and FT disclaims beneficial ownership of any such shares.

     (c) The dates, numbers of shares and prices per share for all purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT from April 1, 1999 through June 30, 1999 are shown on Annex A hereto, which is incorporated herein by reference. All such purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock were made through a broker on the New York Stock Exchange.

     Except as described above, neither DT, nor to the best knowledge of DT, any of the persons listed in Schedule I of Amendment No. 3 effected any transactions in the Series 1 PCS Common Stock or the Series 1 FON Common Stock since April 1, 1999.

     (d) No one other than DT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock owned by DT.

2.   France Telecom S.A.

     (a) On June 30, 1999, FT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 87,361,036 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 12,799,418 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis described in Item 5.1(a) above. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT on June 30, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.8% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     On June 30, 1999, Michel Bon, Chairman and Chief Executive Officer of FT and a director of Sprint, beneficially owned 18,000 shares of Series 1 FON Common Stock and 4,500 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. Each of DT and FT disclaims beneficial ownership of any such shares.

     Except as described above, neither FT, nor to the best knowledge of FT, any of the persons listed in Schedule II of Amendment No. 3 effected any transactions in the Series 1 PCS Common Stock or the Series 1 FON Common Stock since April 1, 1999.

     (c) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock owned by FT.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None



                                     ANNEXES
                                     -------

         A. Description of purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT from April 1, 1999 through June 30, 1999.

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  7/6/99                          DEUTSCHE TELEKOM AG

                                        By:/s/ Helmut Reuschenbach
                                           ---------------------------------
                                        Name:  Helmut Reuschenbach
                                        Title: Senior Executive Director

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  7/6/99                          FRANCE TELECOM S.A.



                                        By:/s/ Thierry Girard
                                           ---------------------------------
                                        Name:  Thierry Girard
                                        Title:  Senior Vice-President

                                     ANNEX A


     Set forth below are the purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT from April 1, 1999 through June 30, 1999. "PCS1" means Series 1 PCS Common Stock and "FON1" means Series 1 FON Common Stock.

            Class of  Number of    Price Per      Where and how transaction was
   Date     Security  Shares       Share*         effected
   ----     --------  ---------    ---------      -----------------------------

 6/22/99    FON1      80,000       $53.5070       through a broker on the
                                                  New York Stock Exchange

 6/23/99    FON1      70,000       $53.2021       through a broker on the
                                                  New York Stock Exchange

 6/24/99    FON1      88,000       $53.3146       through a broker on the
                                                  New York Stock Exchange

 6/25/99    FON1      87,000       $54.2114       through a broker on the
                                                  New York Stock Exchange

 6/22/99    PCS1      77,700       $57.4250       through a broker on the
                                                  New York Stock Exchange

 6/23/99    PCS1     157,200       $58.3867       through a broker on the
                                                  New York Stock Exchange

 6/24/99    PCS1     165,000       $57.9473       through a broker on the
                                                  New York Stock Exchange

 6/25/99    PCS1     129,200       $59.0880       through a broker on the
                                                  New York Stock Exchange

 6/28/99    PCS1      48,300       $58.3879       through a broker on the
                                                  New York Stock Exchange

 6/29/99    PCS1      22,600       $58.2425       through a broker on the
                                                  New York Stock Exchange


               * Price per share excludes commissions. See Item 3.